Exhibit 99.1
17 November 2011
National Grid plc
Half year report for the six months ended 30 September 2011 (unaudited)
Steve Holliday, Chief Executive, said: “We have started the year well, with a good underlying performance and steady progress toward our strategic goals.”
HIGHLIGHTS
Good underlying performance in first 6 months of 2011/12
•	Profit before tax[1] up 2%, up 19% excluding impact of timing and Hurricane Irene[2]

•	Operating profit[1] up 7% at constant currency[3] excluding impact of timing and Hurricane Irene

•	Earnings per share[1] down[4] 2% at 19.6p, up 14% excluding impact of timing and Hurricane Irene

•	Interim dividend increased by 8%, in line with policy
Good strategic progress
•	Delivering our core investment programme to drive growth in our asset base

•	Submitted RIIO Transmission business plans, including £25bn of forecast capital investment

•	Transition to new US operating model completed

•	$200m cost reduction programme on track

•	Over £350m of cash generated through disposals of non-core assets from our portfolio in October
Outlook and priorities unchanged
•	Focus on improving returns and efficiency

•	New RoCE metric introduced to increase clarity of portfolio performance
FINANCIAL RESULTS FOR CONTINUING OPERATIONS

(£m, at actual exchange rate)	Business performance[1]			Statutory Results
Six months ended 30 September	2011	2010	% change	2011	2010	% change

Operating profit	1,420	1,509	(6)	1,492	1,581	(6)
Pre-tax profit	953	938	2	941	971	(3)
Earnings	697	656	6	795	760	5
Earnings per share	19.6p	19.9p	(2)	22.3p	23.1p	(3)

Steve Holliday added: “In the UK, we submitted comprehensive business plans for our Transmission businesses to Ofgem, incorporating the output of the significant stakeholder consultation which is critical to securing investment in this essential UK infrastructure. At the same time, we continued to invest in the engineering teams and processes to allow us to deliver the major step up in capital investment over the next few years.
In the US, we delivered our new operating model on time, significantly reducing headcount and embedding our new regional structure. I am confident that this new structure will improve customer service in our jurisdictions and underpin the continuing drive for efficiency in our US operations and the associated improvement in financial performance.
As a result, notwithstanding the exceptional US weather, we remain well positioned to deliver another good year, although comparative progress will be impacted by the timing differences that benefited 2010/11.”

1 Excluding exceptional items, remeasurements and stranded cost recoveries. For definition of business performance results see footnote 6.
2 Hurricane Irene struck the North East US on Sunday 28 August 2011, affecting power supplies to over 1 million National Grid customers.
3 ‘Constant currency’ comparison uses recalculated results for H1 2010/11 using the average US$ exchange rate for H1 2011/12. For detailed definition of currency adjustments see footnote 7.
4 Prior year EPS adjusted to reflect the additional shares issued as scrip dividends, refer to note 7 on page 33.

National Grid
2011/12 Half Year Financial Information

CONTACTS

Investors
John Dawson	+44 (0)20 7004 3170	+44 (0) 7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0) 7752 890787 (m)
Michael Smart	+44 (0)20 7004 3214	+44 (0) 7767 298988 (m)
Iwan Hughes	+44 (0)20 7004 3169	+44 (0) 7900 405898 (m)
Tom Hull	+44 (0)20 7004 3172	+44 (0) 7890 534833 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173 (m)
Chris Mostyn	+44 (0)20 7004 3149	+44 (0) 7774 827710 (m)
Gemma Stokes	+44 (0)1926 655272	+44 (0) 7974 198333 (m)

Brunswick
Tom Burns	+44 (0)207 404 5959
Tom Batchelar	+44 (0)207 404 5959
CONFERENCE CALL DETAILS
An analyst presentation will be held at the London Stock Exchange, 20 Newgate Street, London EC4M 7LS at 9:15am (GMT) today.
There will be a live webcast of the results presentation available to view at www.nationalgrid.com/investors. The presentation will be available through the same link as a replay this afternoon.
Live telephone coverage of the analyst presentation

UK dial in number	+44 (0) 20 7784 1036	US dial in number	+1 212 444 0895
Confirmation Code	9836540
Telephone replay of the analyst presentation (available until 24 November 2011)

UK dial in number	+44 (0) 20 7111 1244	US dial in number	+1 347 366 9565
Confirmation Code	9836540#
National Grid images can be found via the following link www.flickr.com/photos/national_grid
You can view or download copies of our latest Annual Report and Accounts and Performance Summary from our website at www.nationalgrid.com/investors or request a free printed copy by contacting investor.relations@ngrid.com.

National Grid
2011/12 Half Year Financial Information

BUSINESS REVIEW
National Grid delivered good operational and financial performance in the first half of the year. In May, we set out our strategic priorities for 2011/12, focused on delivering our core investment programme, implementing our new operating model and achieving our cost reduction programmes.
At the same time, we sustained our focus on delivering the level of service that our customers need and continue to operate in a way that places safety at the forefront of our considerations. We kept our lost time injury rate consistently low and continued our work on further enhancing process safety. We will use the lessons learned from incidents over the period to further reduce risks for our people, our customers, our contractors and the public. We made significant improvement in our customer satisfaction performance scores in our UK Gas Distribution business and further improvements in reliability in our US operations, excepting the impact from the extreme weather in the US.
Growth and Investment
Growth in our core asset base, underpinned by good regulatory frameworks that focus on operational cost efficiency and customer service to provide incentive driven performance, is a major driver of long term value creation for our investors.
We continue to invest in regulated assets at rates significantly in excess of depreciation levels looking to invest capital only where we expect to be able to earn an acceptable return. Capital investment5 in the period decreased by £160m, compared to the same period in 2010/11 on a constant currency basis led by a reduction in expenditure related to our other activities, including non-regulated businesses and joint ventures.
In July, we submitted to Ofgem our UK Transmission business plans for the eight years from 2013/14 through to 2020/21. These plans set out proposals for a material increase in capital investment, driven mainly by the changes in the UK generating fleet, including additional wind generation as well as new gas and nuclear power stations. As a result, taken together with investments in 2011/12 and 2012/13, our UK Transmission regulated asset value (RAV) would be expected to increase to over £35bn by March 2021 from the £13.3bn we reported at March 2011, an annual growth rate of around 10%.
Regulatory developments in the UK
In August, Ofgem published its initial proposals for the one year rollover of the Transmission Price Control Review 4 (TPCR4) to cover the year 2012/13. These proposals set out a proposed increase in allowed revenues for both Electricity Transmission and Gas Transmission. This increase is driven in part by the growth in RAV due to our increased capital investment over recent years. The proposals also recommended that real returns on equity remain unchanged at 7.0% and that the real cost of debt be reduced from 3.75% to 3.25%, reflecting underlying changes in the cost of borrowing in recent years. Final proposals are expected in November, with the new control running for one year from 1 April 2012.
The subsequent price control period will be for the eight years from 2013/14 through 2020/21. This will be the first price control under the new RIIO regulatory framework, set out by Ofgem in July 2010. In July this year, we submitted business plans that set out £31bn of total expenditure (totex) over the eight year period, including proposals for incentive schemes, revenue adjustment mechanisms and our view of the financing requirement for these plans. This included a proposed 7.5% return on equity, a 55% notional gearing level (i.e. 55% debt and 45% equity in the notional businesses) and a 16 year (2 price control periods) transitional arrangement for our Electricity Transmission business around changes to future asset depreciation.

[5] Including investment in joint ventures

National Grid
2011/12 Half Year Financial Information

In October, we received Ofgem’s initial assessment of our business plans. Feedback on many areas was positive and identified areas for further consultation and clarification over the coming months. As expected, we were not identified for potential fast-tracking and now have clarity on the timings of the next steps in the process. We will develop our business plans further and following ongoing discussions with stakeholders will submit updated plans in March 2012. Subsequently, initial proposals are expected in July 2012 with final proposals by the end of 2012, to come into effect from 1 April 2013. Our UK Gas Distribution businesses will submit their business plan in November 2011.
We continue to believe that the emerging regulatory framework around our future investment plans will present National Grid with positive opportunities to invest for long-term profitable growth and reasonable returns.
Regulatory developments in the US
As set out in our full year results in May, further rate-filings in a number of our US jurisdictions will be an important component of our long term performance improvement in the US, allied with delivering further improvements in customer service and cost efficiency. By combining new filings with more efficient operational and capital investment processes we are seeking to achieve and sustain higher returns from our combined US operations than the current level.
Consistent with the objective to be responsive to our regulators in each of the jurisdictions in which we operate, we have been making a number of changes to our organisational model, cost base, accounting systems and processes. These changes are already providing a much stronger alignment around managing regulatory engagement and customer service, as well as delivering necessary changes to our controls and accounting processes, in line with the recommendations set out in the recent Liberty Consulting Group audit of our US operations.
In July we filed with the New York Public Service Commission (NYPSC) for the recovery of $236m of deferred costs in Niagara Mohawk Electric, in line with the timetable set out in the rate case approved in January 2011. These recoveries relate to costs that have been incurred by the business over a number of years in relation to pensions, environmental costs, capital expenditure and other activities not yet charged to customers. We expect an order from the NYPSC in December for cost recovery commencing in January 2012. We continue to work with Overland in respect of the audit of our upstate New York business which was commissioned by the NYPSC last year.
In November, the Massachusetts Department of Public Utilities issued an order in response to our request to correct certain calculation errors appearing in the gas rate order issued last year. The new order issued approved a further increase in gas distribution rates of $2.8m p.a. We are awaiting a decision in response to another pending request for reconsideration of other issues in the same case.
Our appeal of certain aspects of the Rhode Island Commission’s last electric rate order in 2010 continues. The highest court in the state heard oral arguments in relation to this appeal and a decision is expected by the end of this calendar year. In the period, revenue decoupling mechanisms were put in place for our Rhode Island businesses.
We continue to expect to file new gas and electric rate cases for Niagara Mohawk in New York and Narragansett in Rhode Island in 2012.
Efficiency Programmes
National Grid has a number of efficiency programmes underway in different parts of its business to ensure the cost effective delivery of our services and investments.
The first release of our Gas Distribution Front Office system was rolled out across all of our UK Distribution networks and the second release was rolled out in two of our networks. Roll out will continue into the remaining two networks after the peak winter workload period is completed, together

National Grid
2011/12 Half Year Financial Information

with the continuation of the third release. In addition, implementation of a revised UK Gas Distribution structure was substantially completed in October, involving a number of management and staff changes. These initiatives are designed to bring our businesses closer to the efficiency frontier of all UK gas networks. We have already seen both absolute and comparative improvements in customer satisfaction scores in our UK gas networks with further benefits expected later this year and in 2012/13.
Implementation of our new US organisational model has been completed, together with a reduction of over 1,150 mostly management and administrative positions. Benefits of the changes are already being seen with a stronger jurisdictional focus and reductions in controllable costs.
Strategy
The Group’s strategy is unchanged. In early 2011/12 we set out how we manage our business using a portfolio approach. We own developed assets with minimal investment requirements and strong cash generation, businesses with low to medium levels of growth and positive cash generation, and businesses with high levels of investment and growth. Maintaining an appropriate mix of businesses enables our portfolio of activities to deliver an overall balance between long-term capital growth and cash generation for the benefit of our shareholders.
This year we streamlined the business further through a number of small divestments. In October, we completed the sale of our Seneca Upshur exploration and production business for $153m and the sale of our OnStream UK unregulated metering business for £274m.
In addition, the agreed sale of our Granite State Electric and EnergyNorth businesses in New Hampshire, for $285m, continues to progress, subject to regulatory approvals.
New return metric
We outlined in May our intention to publish clear, comparable measures of financial performance for our UK and US businesses. At an operating company level, we will continue to publish our regulated returns, which are clearly understood and are a very effective way of managing towards our regulated targets and driving efficiency. However, due to differences in the way each regulator sets these targets, these are not suitable measures for comparing each part of the business with one another. Our new return metric is intended to look through these differences and provide a measure that can be used, in conjunction with others, to assess future investment decisions.
This measure of return on capital employed (“RoCE”) is designed to show a better comparison between our UK and US businesses and set out in detail one of the measures that we use to make decisions around our portfolio and our investments. Our RoCE calculation is a post-tax measure based on an IFRS operating profit measure less taxation at the statutory rate. We make adjustments to capture the difference between the treatment of certain costs, including taxation and pension costs, by regulators and their treatment in the financial accounts. We adjust to better match the costs and the timing of recovery of revenues associated with those costs and to take account of the impact of inflation on UK regulated returns. The capital employed is, in so far as possible, consistent with the regulated capital as defined in our regulated return on equity calculations.
The RoCE for our businesses over the last two years is shown in the table below:

	2010/11	2009/10

UK Regulated	8.5%	9.6%
US Regulated	7.1%	5.5%
The movement in UK Regulated RoCE was principally caused by the lag in RPI indexation benefits on UK allowed revenues which, as a result, did not increase materially in 2010/11. In contrast, the RAV increased as a result of actual inflation over the year to March 2010 of 4.4%. In the US, the improved RoCE was the result of stronger performance and increased revenues under new rate plans. The 140

National Grid
2011/12 Half Year Financial Information

bps difference for 2010/11 between the UK Regulated and US Regulated RoCE largely reflects a US business which, while improving significantly, does not yet meet our expectations. A detailed breakdown of our RoCE calculation is available on page 20 of this statement.
Financing
Our balance sheet remains in a strong position. Contributing to this are strong cash flows from the business and growth in our regulatory asset base. The latter item is partly driven by the positive impact of retail price index (RPI) inflation, currently running at over 5% p.a., approximately 2-3% above long term rates. Our UK RAV, which was approximately £21bn at 31 March 2011, increases each year with RPI inflation. As a result, higher inflation delivers a stronger financial position by increasing growth in our regulatory asset base by around £500m in the first 6 months of the year, partially offset by the impact of accretion on our RPI-linked debt.
Board changes
In December 2011, Sir John Parker will step down from his position as Chairman of the Board of National Grid after over 10 years as Chairman of National Grid and previously Lattice Group. Sir Peter Gershon joined the Board as Deputy Chairman on 1 August and will assume the role of Chairman of the Board of National Grid when Sir John steps down with effect from 1 January 2012.
In July, John Allan, a non-executive director of National Grid for the last six years, stepped down from the Board. In September, Ruth Kelly, Managing Director, HSBC Global Asset Management and a former UK government minister, joined the Board as a non-executive director.
DIVIDEND
The Board has approved an increase in the interim dividend to 13.93p per ordinary share ($1.0967 per American Depositary Share) in line with our policy of targeting 8% growth until March 2012. The interim dividend will be paid on 18 January 2012 to shareholders on the register as at 2 December 2011. A scrip dividend alternative will again be offered.
The existing dividend policy expires in the current financial year and so applies to the interim dividend to be paid in January 2012 and the final dividend to be paid in August 2012. We expect to announce a one year policy in January 2012 to cover the year 2012/13. During 2013, we expect to announce a dividend policy to run from 2013/14 onwards, after the outcomes of the RIIO price control reviews are known.
OUTLOOK
The strategic priorities we identified for the 2011/12 financial year remain unchanged: developing our portfolio of assets to maximise value for shareholders, delivering our investment programme in a disciplined manner, improving returns in our US business, inputting to the development of the UK regulatory framework and continuing to drive efficiency across the business.
The restructuring of our US business is now largely complete and is delivering operational and financial benefits to underpin our progress on further improving US returns alongside our efforts for further cost reductions. Our existing price controls in the UK continue to deliver attractive returns and we are working to ensure that this can continue under the RIIO framework.
As a result, notwithstanding the impact of some exceptional US weather, we remain well positioned to deliver another good year, although comparative progress will be impacted by the timing differences that benefited 2010/11.

National Grid
2011/12 Half Year Financial Information

BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis6 at actual exchange rates. The results for the period are presented in line with the new reporting structure, separated into segments for our UK Transmission, UK Gas Distribution and US Regulated businesses. The results for the same period last year have also been re-presented in these new segments.
Under our regulatory frameworks, the majority of the revenues that we are allowed to collect each year are governed by a regulatory price control or rate plan. If we collect more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if we collect less than this level of revenue we may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, in the US, a substantial portion of our costs are pass-through costs (including commodity and energy efficiency costs), and are fully recoverable from customers. These timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. We identify these timing differences in order to enable a better comparison of performance from one period to another.
Allowed revenues for our UK regulated businesses are set on an annual basis. Over and under-recoveries in the first 6 months of the year in these businesses, described as “timing differences”, are therefore estimates based on an assumed allowed revenue profile. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings.
REVIEW OF RESULTS AND FINANCIAL POSITION

Operating profit	Six months ended 30 September			Full year
(£m)	2011	2010	% change	2010/11

UK Transmission	602	645	(7)	1,363
UK Gas Distribution	381	383	(1)	711
US Regulated	306	380	(19)	1,407
Other activities	131	101	30	119
Operating profit – actual exchange rate	1,420	1,509	(6)	3,600
Operating profit – constant currency	1,420	1,481	(4)

Operating profit was £1,420m, down £61m (4%) on the same period last year on a constant currency basis7. This reflected an adverse period-on-period timing adjustment of £87m:

Over/(under)-recovery	Six months ended 30 September		Period-on-period

(£m – constant currency)	2011	2010	change

Balance at start of period (restated)	69	(199)
In-year over/(under)-recovery	(55)	32	(87)

Balance at end of period	14	(167)

Operating profit	1,420	1,481	(61)
Adjust for timing differences	55	(32)	87

Operating profit excluding timing	1,475	1,449	26

[6] Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments. Commentary provided in respect of results after exceptional items, remeasurements and stranded cost recoveries is described as ‘statutory’. Further details are provided in note 3 on page 29. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 21.

[7] ‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the 6 months ended 30 September 2011, which was $1.64 to £1.00. The average rate for the year ended 30 September 2010, was $1.52 to £1.00.

National Grid
2011/12 Half Year Financial Information

As a result, operating profit excluding timing increased by £26m (2%) on a constant currency basis. This increase was partly driven by an increased contribution of £30m from our other activities, principally our Grain LNG and our UK metering businesses. In our regulated businesses, net regulated income increased by £86m partly due to the impact of RPI+X indexation on our UK regulated revenues. Post-retirement costs8 decreased by £3m and bad debts increased by £3m. Depreciation and amortisation increased by £7m and regulated controllable costs increased by £16m. This excludes the impact of Hurricane Irene in the US, which decreased operating profit by a further £69m. Other costs, including property taxes and capex related costs decreased by £2m. The period-on-period movement in exchange rates decreased operating profit by £28m. As a result, reported operating profit for the period was £1,420m.
Across our businesses, regulated controllable costs increased by £16m (2%) on a constant currency basis compared to the same period last year, reflecting inflationary pressures on salaries and other costs and some increased recruitment in our UK transmission business. The continued drive for efficiency in our businesses and some early impacts from our US cost saving programme helped to mitigate these impacts. Adjusting for inflation, regulated controllable costs reduced by 1.6% in real terms.
Net finance costs were £468m, 15% lower than the same period in 2010/11 at constant currency partly driven by lower average net debt and lower pension interest.
Profit before tax was up 2% to £953m.
The tax charge on profit was £254m, £25m lower than the same period last year, reflecting an increased proportion of UK profits and a lower UK tax rate. For the same reasons our effective tax rate decreased to 26.7% from 29.7%.
As a result, earnings were up £41m on the same period last year at £697m. Earnings per share decreased 2% from 19.9p (restated) last year to 19.6p, reflecting the increased weighted average number of shares in the first 6 months of the year compared to the same period last year, as new shares resulting from the rights issue only impacted this measure part way through the period in 2010.
Exceptional items and remeasurements and stranded cost recoveries increased statutory earnings by £98m after tax. A detailed breakdown of exceptional items, remeasurements and stranded cost recoveries can be found on page 29. Included in exceptional items are a provision of £54m related to environmental remediation liabilities and a £55m charge relating to severance and pension costs associated with our US restructuring programme. After these items and non-controlling interests, statutory earnings for continuing operations attributable to shareholders were £795m. Statutory basic earnings per share from continuing operations were 22.3p compared with 23.1p (restated) for the same period last year.
Operating cash flow, before exceptional items, remeasurements, stranded cost recoveries and taxation, was £1,802m, £131m lower than the same period in 2010/11.
Funding and net debt
Net debt rose to £20.0bn at 30 September 2011 compared with £18.7bn at 31 March 2011, reflecting the impact of our investment programme and foreign exchange movements, which increased debt by £342m due to the strengthening of the US dollar.
We continue to utilise our cash balances to invest in capital expenditure and retire maturing debt. As a result, at 30 September 2011 cash and cash equivalents and short term financial investments were £3.0bn, compared with £3.3bn at 31 March 2011.

[8] Post-retirement costs include the cost of pensions and other post employment benefits

National Grid
2011/12 Half Year Financial Information

Despite having cash within the group at this time, our approach to long term debt financing is unchanged and we continue to issue long term debt where attractive opportunities exist. As a result, in October we issued a total £273m of index-linked retail bonds from National Grid plc at a real coupon of 1.25%. This is the largest retail bond issued in the UK and the first index-linked retail bond ever issued by a company in the UK debt markets. We also issued a 4 year maturity €500m note from National Grid USA in May, paying a coupon of 3.25%.
US Regulated Return on Equity calculations
As part of the development of our new published return metric, we reviewed our US Regulated Return on Equity calculations with particular attention to the recent rate case outcomes that have occurred since we began publishing these metrics.
We have made some adjustments to the calculations to simplify them and account for inconsistencies between the treatment of certain items by different regulators. We have also focused on the definition of rate base used by the regulators when setting recent rate plans. We are publishing the results of these revised calculations for the calendar year 2010 plus comparatives for the year 2009. The revised calculation methodology will be used for the current calendar year. The results of the revised Regulated Return on Equity calculations are provided below.

	US Regulated Return on Equity (%)
US Regulated Entity	2010	2009

New York
KEDNY	11.9	11.0
KEDLI	10.0	10.7
NMPC Gas	7.6	5.1
NMPC Electric	6.1	4.5

Total New York	8.4	7.4
Massachusetts and Rhode Island
Massachusetts Gas	3.5	3.6
Massachusetts Electric	10.0	4.5
Narragansett Gas	0.6	5.8
Narragansett Electric	8.3	(3.4)

Total Massachusetts and Rhode Island	6.7	3.0
FERC
Long Island Generation	11.2	13.5
New England Power	11.6	11.8
Canadian Interconnector	13.0	13.0
Narragansett Electric, Transmission	11.8	11.5

Total FERC	11.5	12.4

Total US	8.3	6.9

US Rate Base as at 31 March
Going forward we are proposing to publish an estimate of rate base as at 31 March rather than as at 31 December. This is intended to better aid comparability between the published UK RAVs and the published US rate base numbers and match with our other reported financials. It will also form the basis of the Return on Capital Employed calculation.
The value of our reported rate base changed between December 2010 and March 2011 for a number of reasons. The point in time at which the rate base is reported affects the value, in part due to the movement in working capital between December and March in our US gas businesses as gas stocks are utilised over the winter heating period. In addition, the move to using the latest regulatory definition of rate base particularly affects our Massachusetts and downstate New York gas businesses, which

National Grid
2011/12 Half Year Financial Information

had previously used invested capital as an estimate of rate base. As a result, as at 31 March 2011, $600m of regulated assets are now classified in this method of presentation as outside the regulatory definition of rate base in those companies. As before, we expect to recover these and, for over half, to attract a return under the regulatory arrangements in the meantime. As a result of these changes, the rate base used for the purpose of calculating Regulatory Return on Equity for 31 March 2011 would have been $14.3bn.

	Rate Base: 31 March ($m)
US Regulated Entity	2011	2010

New York
KEDNY	2,162	2,154
KEDLI	1,931	1,897
NMPC Gas	832	928
NMPC Electric	3,722	3,807

Total New York	8,647	8,786
Massachusetts and Rhode Island
Massachusetts Gas	1,280	1,194
Massachusetts Electric	1,659	1,542
Narragansett Gas	324	294
Narragansett Electric	602	598

Total Massachusetts and Rhode Island	3,865	3,628
FERC
Long Island Generation	504	531
New England Power	918	844
Canadian Interconnector	55	63
Narragansett Electric, Transmission	284	205

Total FERC	1,761	1,643

Total US	14,273	14,057

National Grid
2011/12 Half Year Financial Information

TECHNICAL GUIDANCE
We provide technical guidance to aid consistency across a range of modeling assumptions of a technical, rather than trading or core valuation, nature. We will provide appropriate updates to this information on a regular basis as part of our normal reporting. The outlook and technical guidance contained in this statement should be reviewed together with the forward looking statements set out in this release in the context of the cautionary statement.
Further information about our principal risks and uncertainties for the next six months of the financial year is provided in Note 14 on page 35.
Earnings Items
There are no changes to the items described as “technical guidance” in relation to earnings items given at the time of results in May 2011. In addition to those items, we are providing the following additional technical guidance.
We expect net finance costs to be approximately £100m lower in the current year than 2010/11. This is partly due to an expected £50m movement in the non-cash pension finance charge. In addition continued low interest rates on new debt and the maturity of existing, higher coupon debt, are expected to contribute around a further £50m reduction in net finance costs.
We expect the impact of US storm costs to adversely affect reported earnings for 2011/12. In the first half of the year the impact of Hurricane Irene had a negative £69m impact on operating profit. We expect this to be reflected in the full year results along with an estimated £50m impact from the snow storms experienced in the US in October. Recovery of storm costs in jurisdictions outside of Long Island will be subject to filings that, with the exception of the deferral filing in upstate New York, are unlikely to be approved before the end of the financial year.
Investment and other items
Capital expenditure5 for 2011/12 is expected to be in the range £3.2bn to £3.3bn, lower than the prior year due mainly to reduced investment in our non-regulated businesses and joint ventures, particularly Grain LNG and BritNed. In the US, investment is now expected to be at the low end of our medium term guidance of £1.0bn — £1.2bn per annum, largely reflecting the benefit of a stronger regional focus on prioritising activities and exchange rate movements. In the UK, forecast investment in Gas Distribution remains in line with expectations, albeit lower than the prior year. Investment in UK Transmission is expected to be lower than early forecasts, reflecting process and procurement efficiencies and re-phasing of projects to align with updated regulatory funding allowances.
There are no other changes to the items described as “technical guidance” in relation to investment and other items given at the time of results in May 2011. In addition to those items, we are providing the following additional technical guidance.
The UK RAV is adjusted each year to account for RPI inflation in the UK. Based on the assumption that inflation at March 2012 will be approximately 4% year-on-year we expect our UK RAV to grow to over £22bn by March 2012.

National Grid
2011/12 Half Year Financial Information

REVIEW OF UK TRANSMISSION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2011	2010	% change

Revenue	1,730	1,686	3
Operating costs	(920)	(846)	(9)
Depreciation and amortisation	(208)	(195)	(7)
Operating profit	602	645	(7)

Capital investment	Six months ended 30 September
(£m)	2011	2010	% change

Capital investment	603	627	(4)

Performance in the first 6 months of 2011/12
UK Transmission operating profit was down £43m (7%). This included an estimated under-recovery of revenues of £23m in our regulated businesses. Combined with an opening balance of £7m owed to the business from previous years, this leaves a total balance owed to our businesses as at 30 September of £30m which, in the normal course of events, would be recovered in the second half of the year. In the same period last year, revenues were over-recovered by an estimated £31m. As a result, adjusting for the timing differences of £54m, operating profit for the period excluding timing increased by £11m as set out in the following table.

Over/(under)-recovery	Six months ended 30 September		Period-on-period
(£m) (estimated)	2011	2010	change

Balance at start of period (restated)	(7)	(77)
In-year over/(under)-recovery	(23)	31	(54)

Balance at end of period	(30)	(46)

Operating profit	602	645	(43)
Adjust for timing differences	23	(31)	54

Operating profit excluding timing	625	614	11

The increase in operating profit excluding timing reflected £38m of increased net regulated income driven by RPI+X indexation on UK regulated revenues and included a £14m decrease in French Interconnector auction revenues partly as the result of essential maintenance work. Depreciation and amortisation increased by £13m, reflecting the growth in asset base due to our investment programme. Regulated controllable costs increased by £15m partly reflecting further investment in people as the business continues to prepare for the RIIO review and the associated increase in investment workload. Post-retirement costs increased by £3m and other costs decreased by £4m. As a result, reported operating profit for the period was £602m.
We are preparing the business for a period of increased capital expenditure whilst maintaining our focus on efficiency and customer service. We have also enhanced our internal capabilities by recruiting 162 new engineers. At the same time we have published our Transmission customer commitment detailing how we will communicate with customers and deliver what they need while we are significantly expanding our existing network.
As we outlined in the business review, we filed our business plans for RIIO in July and received Ofgem’s initial view of these plans in October.

National Grid
2011/12 Half Year Financial Information

Investment activities in the first 6 months of 2011/12
Capital investment in our UK Transmission business for the period was £603m, £24m down on the same period last year. Investment in new gas transmission pipelines reduced compared to the same period last year and contributed to a £34m reduction in gas transmission spend. Partly offsetting this, we increased capital investment in electricity transmission by £10m. We have increased investment in our London cable tunnels project and are continuing to invest in other major load related projects. We also increased investment to enhance the security, reliability and efficiency of our system through our programme of non-load related investment.
Future activities and outlook
The outlook for our UK Transmission business for the remainder of the year is unchanged. We expect continued upward pressure on operating costs, in part due to our recruitment of more engineers to deliver our investment programme. Offsetting this are increased revenues from indexation and higher gas transportation tariffs in the second half of the year.

National Grid
2011/12 Half Year Financial Information

REVIEW OF UK GAS DISTRIBUTION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2011	2010	% change

Revenue	787	772	2
Operating costs	(286)	(279)	(3)
Depreciation and amortisation	(120)	(110)	(9)
Operating profit	381	383	(1)

Capital investment	Six months ended 30 September
(£m)	2011	2010	% change

Capital investment	325	329	(1)

Performance in the first 6 months of 2011/12
UK Gas Distribution operating profit was £2m (1%) lower than the same period last year. This included an estimated under-recovery of revenues of £7m. Combined with an opening balance of £20m owed to the business from previous years, this leaves a total balance owed to our businesses as at 30 September of £27m which, in the normal course of events, would be recovered in the second half of the year. In the same period last year, revenues were over-recovered by an estimated £11m. As a result, adjusting for the timing differences of £18m, operating profit for the period excluding timing increased by £16m as set out in the following table.

Over/(under)-recovery	Six months ended 30 September		Period-on-period
(£m) (estimated)	2011	2010	change

Balance at start of period (restated)	(20)	(24)
In-year over/(under)-recovery	(7)	11	(18)

Balance at end of period	(27)	(13)

Operating profit	381	383	(2)
Adjust for timing differences	7	(11)	18

Operating profit excluding timing	388	372	16

The increase in operating profit excluding timing reflected £37m of increased net regulated income driven by the impact of RPI+X indexation. Regulated controllable costs increased by £7m with the impact of inflation and resources to support the implementation of new systems. Depreciation and amortisation increased by £10m and other costs increased by £4m. As a result, reported operating profit for the period was £381m.
As part of our drive to improve efficiency and customer service we are restructuring and transforming our Gas Distribution operations. We have made improvements in both areas, with customer satisfaction improving whilst holding regulated operating costs approximately flat in real terms compared to the same period last year. As discussed in the business review, we have implemented the second release of our Front Office system in two of our four gas networks to date.
The new systems and ways of working have been designed to enable us to ramp up our efficiency by giving our people excellent technology and tools. These new systems are expected to give us a better view of our assets, where they are and what work is being done on them. They are designed to assess what skills are required to complete the work and match those needs to the right people. As a result, we expect to significantly improve our capability to profile our workload and resources across the year, and dispatch work to the right individuals with the right skills at the right time.

National Grid
2011/12 Half Year Financial Information

Investment activities in the first 6 months of 2011/12
Capital investment in our UK Gas Distribution business continues at a broadly steady rate and continues to be dominated by our work on mains replacement, which accounted for £245m of our total £325m capital expenditure for the period. This was £4m down on the same period last year mainly due to a reduction in spend on information systems.
Future activities and outlook
The outlook for our UK Gas Distribution business for the remainder of the year is unchanged. One of our key priorities for the year is to provide the foundation to bring our networks closer to the efficiency frontier that Ofgem measures. We will continue our restructuring to drive further efficiencies in our operations. We plan to close our Northampton site and consolidate operations on our Hinckley site once the peak winter workload period has completed.
We will file our business plans for the period April 2013 to March 2021 with the regulator at the end of this month as part of the RIIO price control process. We expect to see feedback on these plans in February 2012, with initial proposals in July 2012 and final proposals towards the end of 2012, with the control running for eight years from 1 April 2013.

National Grid
2011/12 Half Year Financial Information

REVIEW OF US REGULATED OPERATIONS

Summary results	Six months ended 30 September
(£m)	2011	2010	% change

Revenue*	3,285	3,498	(6)
Operating costs	(2,781)	(2,887)	4
Depreciation and amortisation	(198)	(231)	14
Operating profit – actual exchange rate	306	380	(19)
Operating profit – constant currency	306	352	(13)

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2011	2010	% change

Capital investment	462	521	(11)

*	Excludes revenue from stranded cost recoveries.
Performance in the first 6 months of 2011/12
US operating profit was down £46m (13%) on a constant currency basis. This included the return of £25m of revenue owed to customers from over-recoveries in previous years. Combined with an opening balance of £96m owed to customers from previous years, this leaves a total balance owed to customers as at 30 September of £71m which, in the normal course of events, would be returned in the second half of the year. In the same period last year, revenues were under-recovered by £10m. As a result, adjusting for the timing differences of £15m, operating profit for the period excluding timing decreased by £31m, as set out in the following table.

Over/(under)-recovery	Six months ended 30 September		Period-on-period
(£m – constant currency)	2011	2010	change

Balance at start of period	96	(98)
In-year over/(under)-recovery	(25)	(10)	(15)

Balance at end of period	71	(108)

Operating profit at constant currency	306	352	(46)
Adjust for timing differences	25	10	15

Operating profit excluding timing	331	362	(31)

The reduction in operating profit excluding timing also included a £69m charge in respect of Hurricane Irene. As a result, operating profit, excluding the effect of timing and Hurricane Irene, increased by £38m. Net regulated income increased by £11m, partly due to increases from new rate cases in our Massachusetts gas businesses, offset by a reduction in income from our New York electricity business where warm weather in the same period last year positively impacted profits excluding timing. Depreciation and amortisation decreased by £16m primarily due to a reassessment of our asset lives. Regulated controllable costs reduced by £6m, post-retirement costs decreased by £6m and bad debts increased by £3m. Other operating costs decreased by £2m, excluding the £69m impact of Hurricane Irene mentioned earlier. The period-on-period movement in exchange rates had a £28m unfavourable impact on operating profit. As a result, reported operating profit for the period was £306m.
The impact of Hurricane Irene, flooding and tornadoes in Massachusetts combined to make it an exceptional summer for weather in our US operating territory. In the immediate aftermath of Hurricane Irene, over 30% of our US electricity customers were without power. Around 3,500 of our non-field force employees combined with our front line employees to contribute to the restoration efforts. As a result, 90% of our customers were restored within 5 days. Over 12,000 employees and contractors were mobilised, working in excess of an estimated 1 million man hours.

National Grid
2011/12 Half Year Financial Information

The costs to date of Hurricane Irene within the Long Island Power Authority service territory have not significantly impacted operating profit as we expect to recover prudently incurred storm costs with minimal lag under our contractual arrangements. These represent approximately 60% of the total costs of the hurricane within the areas we serve. We have filed for recovery of a substantial portion of the estimated costs in upstate New York and expect to file for the remaining recoverable costs which are not already covered by existing storm funds in our other territories. The timing of recovery will vary by jurisdiction and recovery of the costs is expected to positively impact operating profit in future periods.
These exceptional storms will clearly have affected the reliability performance in our US business and we expect that these impacts will be exempted from any regulatory measure. Prior to the impact of the storms, progress in our US business was positive, with further improvements in reliability in our US operations.
Despite the exceptional weather, we have continued with our cost reduction programme targeting a run rate of $200m of savings by March 2012. The final appointments into the structure were made in September and the transition to the new structure with jurisdictional focus is now complete.
Investment activities in the first 6 months of 2011/12
Capital investment in our regulated US business continues at a broadly steady rate. Capital expenditure for the period was £462m, £59m down on the same period last year, primarily due to movements in exchange rates. On a constant currency basis, capital investment was £21m lower than the same period last year. We increased spend on the New England East-West System transmission project, offset by lower spend in our upstate New York electric business.
Future activities and outlook
The outlook for our US business for the remainder of the year, excluding the impact of storms and timing is unchanged. The full year results are expected to be impacted by the storms we have experienced to date.
As discussed in the business review we have filed for the recovery of deferred costs in our Niagara Mohawk Electric business. These will not impact the 2011 Regulated Return on Equity that we will report for Niagara Mohawk. Also, in 2011, benefits from the cost reduction programme will be offset by the non-recurrence of a one-off benefit from warm weather experienced last year, before decoupling came into effect. We do not expect returns to improve materially in that business until both the benefits of new rate filings and the cost reduction programme are achieved. For the US overall, the outlook for returns in 2011 remains positive.
We continue to progress with the implementation of a single financial system across all of our US businesses. This system will address a number of findings from the Liberty audit and is expected to deliver greater transparency and consistency of cost treatment.

National Grid
2011/12 Half Year Financial Information

REVIEW OF OTHER ACTIVITIES

Summary results	Six months ended 30 September
(£m)	2011	2010	% change

Revenue and other operating income	385	353	9
Operating costs	(161)	(169)	5
Depreciation and amortisation	(93)	(83)	(12)
Operating profit	131	101	30

Operating profit by principal activities	Six months ended 30 September
(£m)	2011	2010	% change

Metering	97	87	11
Grain LNG	45	28	61
Property	18	12	50
Sub-total operating profit	160	127	26
Corporate and other activities	(29)	(26)	(12)
Operating profit	131	101	30

Capital investment*	Six months ended 30 September
(£m)	2011	2010	% change

Metering	35	61	(43)
Grain LNG	9	33	(73)
Property	2	2	-
Other	43	36	19
Capital investment	89	132	(33)

* Excludes investment in joint ventures.
Operating profit from our other activities increased by 30% to £131m. This was mainly driven by an increase in operating profit from our Grain LNG and Metering businesses.
Metering operating profit was up £10m at £97m. During the period, capital investment in this business was £35m. £12m of Metering operating profit and £12m of Metering capital investment related to the OnStream business which was sold in October this year. In our National Grid Metering business, the contracts which governed the majority of our meter charges last year were not in place for the first six months of the current year. The affected customers have instead been charged for regulated services at the full tariff cap rate, resulting in an increase in revenues and operating profit.
Our Grain LNG business delivered an operating profit of £45m, up 61%. The phase III capacity expansion, which commenced commercial operations in December 2010, made an increased contribution to operating profit in the first half of the year. As construction of phase III completed last year, capital investment in Grain LNG was £24m lower period-on-period.
Our Property business delivered an operating profit of £18m, up 50%. The increase relates to our lettings business, with profits from disposals at approximately the same level as the first 6 months of 2010/11.
Other capex increased by £7m to £43m. This principally represents spend on US financial systems.
JOINT VENTURES
In the first half of this year we did not invest further in our joint ventures compared to £72m in the same period last year. The reduction in investment is principally due to the completion of the BritNed interconnector between England and the Netherlands, our joint venture with TenneT, which entered commercial operation on 1 April 2011. In addition capital investment in our Millennium Pipeline joint venture completed last year.

National Grid
2011/12 Half Year Financial Information

PROVISIONAL FINANCIAL TIMETABLE

30 November 2011	Ordinary shares go ex-dividend

2 December 2011	Record date for 2011/12 interim dividend

7 December 2011	Scrip reference price announced

16 December 2011	Scrip election date for 2011/12 interim dividend

18 January 2012	2011/12 interim dividend paid to qualifying ordinary shareholders

January/February 2012	Interim management statement

17 May 2012	2011/12 preliminary results

30 May 2012	Ordinary shares go ex-dividend

1 June 2012	Record date for 2011/12 final dividend

8 June 2012	Scrip reference price announced

Mid-June 2012	Annual Report & Accounts published

18 July 2012	Scrip election date for 2011/12 final dividend

30 July 2012	Interim management statement and Annual General Meeting, ICC, Birmingham

15 August 2012	2011/12 final dividend paid to qualifying ordinary shareholders
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Hurricane Irene and other storms; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

National Grid
2011/12 Half Year Financial Information

RoCE Calculation
The detailed breakdown of the RoCE calculations is set out below.

	UK Regulated		US Regulated
	2010/11	2009/10	2010/11	2009/10

Statutory operating profit	1,964	1,934	1,704	1,300
Exceptional items, remeasurements and stranded cost recoveries	110	100	(297)	(359)
Business performance EBIT	2074	2,034	1,407	941
Depreciation and amortisation	618	574	438	441

EBITDA	2,692	2,608	1,845	1,382
In year timing	(74)	38	(203)	125

EBITDA excluding timing	2,618	2,646	1,642	1,507
Regulatory treatment adjustments
Pensions adjustment	(77)	(86)	(119)	(216)
RPI Indexation	558	517
UK deferred taxation adjustment	231	290
Regulatory depreciation	(911)	(870)	(438)	(441)
Repex adjustment	(209)	(209)

Adjusted EBIT	2,210	2,288	1,085	850
Statutory tax rate	28%	28%	40%	40%
Taxation at statutory rate	(619)	(641)	(434)	(340)

Post tax return	1,591	1,647	651	510

Opening capital employed (rate base/RAV)	18,614	17,217	9,113	9,289

Return on Capital Employed	8.5%	9.6%	7.1%	5.5%
METRIC DEFINITIONS
The financial metrics we have reported today are designed to give greater transparency on National Grid’s relative performance and our performance against regulatory contracts.
US REGULATED RETURN ON EQUITY (nominal)
This is a US GAAP metric as calculated annually (calendar year to 31 December).
Calculation: Regulated net income divided by equity rate base.
•
Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt) less tax at the adjudicated rate

•	Regulated net income is adjusted for earned savings in New York and Narragansett Electric and certain material specified items.

•
Equity rate base is the average rate base for the calendar year as reported to our regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure

National Grid
2011/12 Half Year Financial Information

Consolidated income statement for the six months ended 30 September				Year ended
				31 March
		2011	2010	2011
	Notes	£m	£m	£m

Revenue*	2(a)	6,306	6,436	14,343
Operating costs		(4,814)	(4,855)	(10,598)

Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	1,420	1,509	3,600
Exceptional items, remeasurements and stranded cost recoveries	3	72	72	145
Total operating profit	2(b)	1,492	1,581	3,745

Interest income and similar income
Before exceptional items	4	648	651	1,281
Exceptional items	3	-	-	43
Total interest income and similar income	4	648	651	1,324

Interest expense and other finance costs
Before exceptional items and remeasurements	4	(1,116)	(1,225)	(2,415)
Exceptional items and remeasurements	3	(84)	(39)	(37)
Total interest expense and other finance costs	4	(1,200)	(1,264)	(2,452)

Share of post-tax results of joint ventures and associates		1	3	7

Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	953	938	2,473
Exceptional items, remeasurements and stranded cost recoveries	3	(12)	33	151
Total profit before tax	2(b)	941	971	2,624

Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5	(254)	(279)	(722)
Exceptional items, remeasurements and stranded cost recoveries	3	110	71	261
Total taxation		(144)	(208)	(461)

Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries		699	659	1,751
Exceptional items, remeasurements and stranded cost recoveries	3	98	104	412

Profit for the period		797	763	2,163

Attributable to:
Equity shareholders of the parent		795	760	2,159
Non-controlling interests		2	3	4

		797	763	2,163

Earnings per share**
Basic	6(a)	22.3p	23.1p	63.0p
Diluted	6(b)	22.2p	22.9p	62.7p

* Items previously reported separately as ‘other operating income’ have been included within revenue.
** Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid
2011/12 Half Year Financial Information

Consolidated statement of comprehensive income for the six months ended 30 September
			Year ended
			31 March
	2011	2010	2011
	£m	£m	£m

Profit for the period	797	763	2,163

Other comprehensive (loss)/income:
Exchange adjustments	47	(56)	(95)
Actuarial net (losses)/gains	(1,577)	(1,178)	571
Deferred tax on actuarial net gains and losses	537	404	(181)
Net (losses)/gains on cash flow hedges	(2)	9	7
Transferred to profit or loss on cash flow hedges	3	(9)	(7)
Deferred tax on cash flow hedges	(4)	(2)	(2)
Net gains on available-for-sale investments	1	6	16
Transferred to profit or loss on sale of available-for-sale investments	(1)	(2)	(3)
Deferred tax on available-for-sale investments	1	-	(1)
Share of post-tax other comprehensive loss of joint ventures	-	(4)	(4)

Other comprehensive (loss)/income for the period, net of tax	(995)	(832)	301

Total comprehensive (loss)/income for the period	(198)	(69)	2,464

Total comprehensive (loss)/income attributable to:
Equity shareholders of the parent	(200)	(72)	2,460
Non-controlling interests	2	3	4

	(198)	(69)	2,464

National Grid
2011/12 Half Year Financial Information

Consolidated balance sheet as at 30 September				Year ended
				31 March
		2011	2010	2011
	Notes	£m	£m	£m

Non-current assets
Goodwill		4,857	4,931	4,776
Other intangible assets		538	444	501
Property, plant and equipment		32,873	31,333	31,956
Other non-current assets		154	137	135
Pension assets		64	-	556
Financial and other investments		586	506	593
Derivative financial assets	9	1,941	1,903	1,270

Total non-current assets		41,013	39,254	39,787

Current assets
Inventories and current intangible assets		528	579	320
Trade and other receivables		1,867	1,715	2,212
Financial and other investments	9	2,664	2,931	2,939
Derivative financial assets	9	263	459	468
Cash and cash equivalents	9	291	419	384

Total current assets		5,613	6,103	6,323

Assets of businesses held for sale	11	598	-	290

Total assets		47,224	45,357	46,400

Current liabilities
Borrowings	9	(2,659)	(2,835)	(2,952)
Derivative financial liabilities	9	(258)	(250)	(190)
Trade and other payables		(2,569)	(2,424)	(2,828)
Current tax liabilities		(494)	(427)	(503)
Provisions		(296)	(271)	(353)

Total current liabilities		(6,276)	(6,207)	(6,826)

Non-current liabilities
Borrowings	9	(20,991)	(21,010)	(20,246)
Derivative financial liabilities	9	(1,237)	(863)	(404)
Other non-current liabilities		(1,952)	(1,995)	(1,944)
Deferred tax liabilities		(3,235)	(2,957)	(3,766)
Pensions and other post-retirement benefit obligations		(3,551)	(3,984)	(2,574)
Provisions		(1,498)	(1,435)	(1,461)

Total non-current liabilities		(32,464)	(32,244)	(30,395)

Liabilities of businesses held for sale	11	(136)	-	(110)

Total liabilities		(38,876)	(38,451)	(37,331)

Net assets		8,348	6,906	9,069

Equity
Called up share capital		421	414	416
Share premium account		1,356	1,363	1,361
Retained earnings		11,388	6,858	12,153
Other equity reserves		(4,825)	(1,738)	(4,870)

Shareholders’ equity		8,340	6,897	9,060
Non-controlling interests		8	9	9

Total equity		8,348	6,906	9,069

National Grid
2011/12 Half Year Financial Information

Consolidated statement of changes in equity						Total
		Called up	Share		Other	share-	Non-
		share	premium	Retained	equity	holders’	controlling	Total
		capital	account	earnings	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the period:

At 1 April 2011		416	1,361	12,153	(4,870)	9,060	9	9,069
Total comprehensive (loss)/income		-	-	(245)	45	(200)	2	(198)
Equity dividends	7	-	-	(822)	-	(822)	-	(822)
Scrip dividend related share issue	7	5	(5)	279	-	279	-	279
Issue of treasury shares		-	-	12	-	12	-	12
Purchase of own shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	(3)	(3)
Share-based payment		-	-	13	-	13	-	13
Tax on share-based payment		-	-	2	-	2	-	2

At 30 September 2011		421	1,356	11,388	(4,825)	8,340	8	8,348

						Total
		Called up	Share		Other	share-	Non-
		share	premium	Retained	equity	holders’	controlling	Total
		capital	account	earnings	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the period:

At 1 April 2010		298	1,366	7,316	(4,781)	4,199	12	4,211
Total comprehensive (loss)/income		-	-	(14)	(58)	(72)	3	(69)
Rights issue		113	-	-	3,101	3,214	-	3,214
Equity dividends	7	-	-	(613)	-	(613)	-	(613)
Scrip dividend related share issue	7	3	(3)	141	-	141	-	141
Issue of treasury shares		-	-	16	-	16	-	16
Other movements in non-controlling interests		-	-	-	-	-	(6)	(6)
Share-based payment		-	-	11	-	11	-	11
Tax on share-based payment		-	-	1	-	1	-	1

At 30 September 2010		414	1,363	6,858	(1,738)	6,897	9	6,906

						Total
		Called up	Share		Other	share-	Non-
		share	premium	Retained	equity	holders’	controlling	Total
		capital	account	earnings	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the year:

At 1 April 2010		298	1,366	7,316	(4,781)	4,199	12	4,211
Total comprehensive income/(loss)		-	-	2,549	(89)	2,460	4	2,464
Rights issue		113	-	-	3,101	3,214	-	3,214
Transfer between reserves		-	-	3,101	(3,101)	-	-	-
Equity dividends	7	-	-	(1,064)	-	(1,064)	-	(1,064)
Scrip dividend related share issue	7	5	(5)	206	-	206	-	206
Issue of treasury shares		-	-	18	-	18	-	18
Purchase of own shares		-	-	(3)	-	(3)	-	(3)
Other movements in non-controlling interests		-	-	-	-	-	(7)	(7)
Share-based payment		-	-	25	-	25	-	25
Tax on share-based payment		-	-	5	-	5	-	5

At 31 March 2011		416	1,361	12,153	(4,870)	9,060	9	9,069

National Grid
2011/12 Half Year Financial Information

Consolidated cash flow statement for the six months ended 30 September				Year ended
				31 March
		2011	2010	2011
	Notes	£m	£m	£m

Cash flows from operating activities
Total operating profit	2(b)	1,492	1,581	3,745
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	(72)	(72)	(145)
Depreciation and amortisation		619	619	1,245
Share-based payment charge		13	11	25
Changes in working capital		39	46	185
Changes in provisions		(82)	(85)	(93)
Changes in pensions and other post-retirement benefit obligations		(207)	(167)	(304)
Cash flows relating to exceptional items		(69)	(43)	(147)
Cash flows relating to stranded cost recoveries		159	166	343

Cash generated from operations		1,892	2,056	4,854
Tax (paid)/received		(157)	(116)	4

Net cash inflow from operating activities		1,735	1,940	4,858

Cash flows from investing activities
Acquisition of investments		-	(72)	(135)
Net proceeds from sale of investments in subsidiaries		-	21	11
Purchases of intangible assets		(80)	(77)	(176)
Purchases of property, plant and equipment		(1,474)	(1,467)	(2,958)
Disposals of property, plant and equipment		13	10	26
Dividends received from joint ventures		9	3	9
Interest received		12	12	26
Net movements in short-term financial investments		314	(1,541)	(1,577)

Net cash flow used in investing activities		(1,206)	(3,111)	(4,774)

Cash flows from financing activities
Proceeds of rights issue		-	3,218	3,214
Proceeds from issue of treasury shares		12	16	18
Purchase of own shares		(4)	-	(3)
Proceeds from loans received		1,093	350	767
Repayments of loans		(1,080)	(1,475)	(2,878)
Net movements in short-term borrowings and derivatives		277	(205)	348
Interest paid		(379)	(491)	(965)
Exceptional finance costs on the redemption of debt		-	(57)	(73)
Dividends paid to shareholders		(543)	(472)	(858)

Net cash flow (used in)/from financing activities		(624)	884	(430)

Net decrease in cash and cash equivalents	9	(95)	(287)	(346)
Reclassified as held for sale		(6)	-	-
Exchange movements		(1)	(3)	(3)
Net cash and cash equivalents at start of period		342	691	691

Net cash and cash equivalents at end of period (i)		240	401	342

(i) Net of bank overdrafts of £51m (30 September 2010: £18m; 31 March 2011: £42m).

National Grid
2011/12 Half Year Financial Information

Notes to the 2011/12 Half Year Financial Information
1. Basis of preparation and new accounting standards, interpretations and amendments
The half year financial information covers the six month period ended 30 September 2011 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.
The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ending 31 March 2012. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the six month period ended 30 September 2011.
•	IFRIC 19 on extinguishing financial liabilities with equity instruments

•	Amendment to IFRIC 14 on pension minimum funding requirements

•	Amendment to IFRS 1 on first time adoption of IFRS

•	IAS 24 related party disclosures

•	Improvements to IFRS 2010
The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2011, which were prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.
The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2012 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2011.
Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the half year financial information.
Date of approval
This announcement was approved by the Board of Directors on 16 November 2011.

National Grid
2011/12 Half Year Financial Information

2. Segmental analysis
The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8 on operating segments). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The following table describes the main activities for each operating segment:

UK Transmission	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.

UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.

US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK-based gas and electricity metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US gas fields; together with corporate activities.
Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.
As a consequence of the introduction of a new operating model, which took effect on 4 April 2011, there has been a corresponding change to our reported segments. The former US Transmission, US Gas Distribution and US Electricity Distribution & Generation segments have been combined and are now reported as ‘US Regulated’.
(a) Revenue

			Year ended
			31 March
Six months ended 30 September	2011	2010*	2011
	£m	£m	£m

Operating segments
UK Transmission	1,730	1,686	3,484
UK Gas Distribution	787	772	1,524
US Regulated	3,455	3,674	8,746
Other activities	385	353	678
Sales between segments	(51)	(49)	(89)

	6,306	6,436	14,343

Total excluding stranded cost recoveries	6,136	6,260	13,988
Stranded cost recoveries	170	176	355

	6,306	6,436	14,343

Geographical areas
UK	2,829	2,732	5,556
US	3,477	3,704	8,787

	6,306	6,436	14,343

* Items previously reported separately as ‘other operating income’ have been included within revenue.

National Grid
2011/12 Half Year Financial Information

2. Segmental analysis continued
(b) Operating profit

	Before exceptional items, remeasurements and			After exceptional items, remeasurements and
	stranded cost recoveries			stranded cost recoveries
			Year ended			Year ended
			31 March			31 March
Six months ended 30 September	2011	2010	2011	2011	2010	2011
	£m	£m	£m	£m	£m	£m

Operating segments
UK Transmission	602	645	1,363	602	592	1,293
UK Gas Distribution	381	383	711	375	389	671
US Regulated	306	380	1,407	392	539	1,704
Other activities	131	101	119	123	61	77

	1,420	1,509	3,600	1,492	1,581	3,745

Geographical areas
UK	1,116	1,127	2,226	1,110	1,016	2,055
US	304	382	1,374	382	565	1,690

	1,420	1,509	3,600	1,492	1,581	3,745

Reconciliation to profit before tax:
Operating profit	1,420	1,509	3,600	1,492	1,581	3,745
Interest income and similar income	648	651	1,281	648	651	1,324
Interest expense and other finance costs	(1,116)	(1,225)	(2,415)	(1,200)	(1,264)	(2,452)
Share of post-tax results of joint ventures and associates	1	3	7	1	3	7

Profit before tax	953	938	2,473	941	971	2,624

National Grid
2011/12 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries
Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. Stranded cost recoveries represent the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by National Grid. Such costs are being recovered from customers as permitted by regulatory agreements.

			Year ended
			31 March
Six months ended 30 September	2011	2010	2011
	£m	£m	£m

Included within operating profit:
Exceptional items:
Restructuring costs (1)	(72)	7	(89)
Environmental charges (2)	(37)	(75)	(128)
Net gain on disposal of businesses (3)	19	19	15
Impairment charges and related costs (4)	-	(58)	(133)
Other (5)	(3)	(3)	(15)
	(93)	(110)	(350)
Remeasurements – commodity contracts (6)	(2)	10	147
Stranded cost recoveries (7)	167	172	348

	72	72	145

Included within interest income and similar income:
Exceptional items:
Interest credit on tax settlement (8)	-	-	43

Included within finance costs:
Exceptional items:
Debt redemption costs (9)	-	(57)	(73)
Remeasurements:
Net (losses)/gains on derivative financial instruments (10)	(84)	18	36

	(84)	(39)	(37)

Total included within profit before tax	(12)	33	151

Included within taxation:
Exceptional credits arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK tax rate (11)	125	115	226
Other (12)	-	-	59
Tax on exceptional items	36	28	79
Tax on remeasurements (6, 10)	16	(3)	36
Tax on stranded cost recoveries	(67)	(69)	(139)

	110	71	261

Total exceptional items, remeasurements and stranded cost recoveries after tax	98	104	412

Analysis of exceptional items, remeasurements and stranded cost recoveries after tax:
Total exceptional items after tax	68	(24)	(16)
Total remeasurements after tax	(70)	25	219
Total stranded cost recoveries after tax	100	103	209

Total	98	104	412

National Grid
2011/12 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries continued
1)	Restructuring costs for the period include: transformation related initiatives of £17m (2010: £26m; year ended 31 March 2011: £103m); and costs related to the restructuring of our US operations of £55m (2010: £nil; year ended 31 March 2011: £10m) which include severance costs and pension and other post-retirement benefit curtailment gains and losses. For the six months ended 30 September 2010 and the year ended 31 March 2011 restructuring costs also included: costs related to the integration of KeySpan of £6m and £15m respectively; and a release of £39m in both periods of restructuring provisions recognised in prior years.

2)	Environmental charges include £nil (2010: £69m; year ended 31 March 2011: £70m) and £37m (2010: £6m; year ended 31 March 2011: £58m) related to specific exposures in the UK and US respectively. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

3)
During the period we recognised a net credit of £19m in relation to disposals of businesses made in prior periods representing additional charges and release of various unutilised provisions. During the year ended 31 March 2011 we sold three wholly owned subsidiaries and an interest in an associate resulting in a gain of £15m (six months ended 30 September 2010: £19m net gain).

4)	Impairment charges and related costs for the year ended 31 March 2011 included:
-	a charge of £49m relating to our investment in Blue-NG, a joint venture investing in combined heat and power generation. The charge comprised an impairment of the carrying value of the investment together with committed funding and associated exit costs (six months ended 30 September 2010: £58m);

-	an impairment charge of £34m against the carrying value of the goodwill relating to our US companies in New Hampshire, following our announcement in December 2010 of the proposed sale of these businesses; and

-	a charge of £50m relating to our US generation assets for impairment and associated decommissioning.
5)	Other exceptional charges for the period include an amortisation charge of £3m (2010: £3m; year ended 31 March 2011: £7m) in relation to acquisition-related intangibles. In addition the charge for the year ended 31 March 2011 included a £8m penalty levied by Ofgem on our UK gas distribution business.

6)	Remeasurements — commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those affecting operating profit which are based on the change in the commodity contract liability and those recorded in finance costs as a result of the time value of money.

7)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. Stranded cost recoveries on a pre-tax basis consist of revenue of £170m (2010: £176m; year ended 31 March 2011: £355m) and operating costs of £3m (2010: £4m; year ended 31 March 2011: £7m).

8)	During the year ended 31 March 2011 we reached agreement with the US tax authorities on the settlement of pre-acquisition tax liabilities which resulted in the repayment of tax and interest accruing.

9)
Debt redemption costs for the year ended 31 March 2011 of £73m (six months ended 30 September 2010: £57m) represented costs arising from our debt repurchase programme, undertaken primarily in the first half of last year, to manage our cash resources efficiently following the rights issue.

10)
Remeasurements — net gains and losses on derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax credit on remeasurements includes £nil (2010: £nil; year ended 31 March 2011: £104m credit) in respect of prior years.

11)
The exceptional tax credit arises from a reduction in the UK corporation tax rate from 26% to 25% included and enacted in the Finance Act 2011 and applicable from 1 April 2012. Other UK tax legislation also reduced the UK corporation tax rate in the prior periods (2010: from 28% to 27%; year ended 31 March 2011: from 28% to 26%). These reductions have resulted in a decrease in deferred tax liabilities.

12)	The exceptional tax credit for the year ended 31 March 2011 primarily arose from a settlement of pre-acquisition tax liabilities with the US tax authorities.

National Grid
2011/12 Half Year Financial Information

4. Finance income and costs

			Year ended
			31 March
Six months ended 30 September	2011	2010	2011
	£m	£m	£m

Expected return on pension and other post-retirement benefit plan assets	637	638	1,256
Interest income on financial instruments	11	13	25

Interest income and similar income before exceptional items	648	651	1,281

Exceptional interest credit on tax settlement	-	-	43

Interest income and similar income	648	651	1,324

Interest on pension and other post-retirement benefit plan obligations	(601)	(626)	(1,231)
Interest expense on financial instruments	(545)	(604)	(1,185)
Unwinding of discounts on provisions	(30)	(56)	(128)
Less: interest capitalised	60	61	129

Interest expense and other finance costs before exceptional items and remeasurements	(1,116)	(1,225)	(2,415)

Exceptional debt redemption costs	-	(57)	(73)
Net (losses)/gains on derivative financial instruments and commodity contracts included in remeasurements	(84)	18	36

Exceptional items and remeasurements	(84)	(39)	(37)

Interest expense and other finance costs	(1,200)	(1,264)	(2,452)

Net finance costs	(552)	(613)	(1,128)

5. Taxation
The tax charge for the period, excluding tax on exceptional items, remeasurements and stranded cost recoveries is £254m (2010: £279m; year ended 31 March 2011: £722m). The effective tax rate of 26.7% (2010: 29.7%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the varied seasonality of earnings in the US. For the full year we expect the group effective tax rate to be approximately 29%. The effective tax rate for the year ended 31 March 2011 was 29.2%.

National Grid
2011/12 Half Year Financial Information

6. Earnings per share
(a) Basic earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2011	2011	2010	2010*	2011	2011*
		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	£m	pence	£m	pence	£m	pence

Adjusted basic	697	19.6	656	19.9	1,747	51.0
Exceptional items after tax	68	1.9	(24)	(0.7)	(16)	(0.5)
Remeasurements after tax	(70)	(2.0)	25	0.8	219	6.4
Stranded cost recoveries after tax	100	2.8	103	3.1	209	6.1

Basic	795	22.3	760	23.1	2,159	63.0

		millions		millions*		millions*

Weighted average number of shares – basic		3,559		3,297		3,425

(b) Diluted earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2011	2011	2010	2010*	2011	2011*
		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	£m	pence	£m	pence	£m	pence

Adjusted diluted	697	19.5	656	19.8	1,747	50.7
Exceptional items after tax	68	1.9	(24)	(0.7)	(16)	(0.5)
Remeasurements after tax	(70)	(2.0)	25	0.8	219	6.4
Stranded cost recoveries after tax	100	2.8	103	3.0	209	6.1

Diluted	795	22.2	760	22.9	2,159	62.7

		millions		millions*		millions*

Weighted average number of shares – diluted		3,578		3,316		3,444

* Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid
2011/12 Half Year Financial Information

7. Dividends
The following table shows the actual dividends paid to equity shareholders:

							Year	Year	Year
							ended	ended	ended
							31 March	31 March	31 March
Six months ended 30 September	2011	2011	2011	2010	2010	2010	2011	2011	2011

			Settled			Settled			Settled
	pence	Total	via scrip	pence	Total	via scrip	pence	Total	via scrip
	per share	£m	£m	per share	£m	£m	per share	£m	£m

Ordinary dividends
Final - year ended 2011	23.47	822	279	-	-	-	-	-	-
Interim - year ended 2011	-	-	-	-	-	-	12.90	451	65
Final - year ended 2010	-	-	-	24.84	613	141	24.84	613	141

Actual	23.47	822	279	24.84	613	141	37.74	1,064	206

The Directors are proposing an interim dividend of 13.93p per share that would absorb approximately £496m of shareholders’ equity to be paid in respect of the year ending 31 March 2012. A scrip dividend will again be offered as an alternative.
8. Reconciliation of net cash flow to movement in net debt

			Year ended
			31 March
Six months ended 30 September	2011	2010	2011
	£m	£m	£m

Decrease in cash and cash equivalents	(95)	(287)	(346)
(Decrease)/increase in financial investments	(314)	1,541	1,577
(Increase)/decrease in borrowings and related derivatives	(290)	1,330	1,763
Net interest paid on the components of net debt	374	525	1,011

Change in net debt resulting from cash flows	(325)	3,109	4,005
Changes in fair value of financial assets and liabilities and exchange movements	(382)	416	690
Net interest charge on the components of net debt	(525)	(632)	(1,228)
Reclassified as held for sale	(8)	-	9
Other non-cash movements	(15)	-	(68)

Movement in net debt (net of related derivative financial instruments) in the period	(1,255)	2,893	3,408
Net debt (net of related derivative financial instruments) at start of period	(18,731)	(22,139)	(22,139)

Net debt (net of related derivative financial instruments) at end of period	(19,986)	(19,246)	(18,731)

National Grid
2011/12 Half Year Financial Information

9. Net debt

			Year ended
			31 March
At 30 September	2011	2010	2011
	£m	£m	£m

Cash and cash equivalents	291	419	384
Bank overdrafts	(51)	(18)	(42)

Net cash and cash equivalents	240	401	342
Financial investments	2,664	2,931	2,939
Borrowings (excluding bank overdrafts)	(23,599)	(23,827)	(23,156)

	(20,695)	(20,495)	(19,875)

Net debt related derivative financial assets	2,204	2,362	1,738
Net debt related derivative financial liabilities	(1,495)	(1,113)	(594)

Net debt (net of related derivative financial instruments)	(19,986)	(19,246)	(18,731)

10. Commitments and contingencies

			Year ended
			31 March
At 30 September	2011	2010	2011
	£m	£m	£m

Future capital expenditure contracted for but not provided	1,725	1,472	1,614
Operating lease commitments	776	822	795
Energy purchase commitments (i)	3,614	3,850	3,543
Guarantees and letters of credit (a)	767	1,115	762

(i) Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 30 September 2011 these amounted to net liabilities of £120m (2010: £270m; 31 March 2011: £109m).
(a) Guarantees and letters of credit

			Year ended
			31 March
At 30 September	2011	2010	2011
	£m	£m	£m

Guarantee of sublease for US property (expires 2040)	318	344	328
Letter of credit and guarantee of certain obligations of BritNed Interconnector (expire 2011)	9	364	36
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	161	145	139
Other guarantees and letters of credit (various expiry dates)	279	262	259

	767	1,115	762

Save as disclosed below, there have been no significant changes in relation to litigation and claims, from the position reported on page 152 of our Annual Report and Accounts 2010/11.
In respect of the Gas Distribution mains replacement investigation, following the receipt of the Final Penalty Notice on 13 May 2011, we paid the penalty in full on 20 June, within the relevant deadline.
In respect of the KeySpan class actions, the claim dismissed in the federal court on 22 March 2011 was appealed by the plaintiff on 3 June in the Second Circuit U.S. Court of Appeals. In respect of the claim in the New York State Court our initial application for dismissal was denied on procedural grounds; we are filing a notice of appeal against this and the claim will enter a customary procedural discovery phase pending the decision on appeal. We continue to believe that both complaints and their allegations are without merit.
As reported in our 2010/11 Annual Report and Accounts, the severe winter weather significantly increased emergency workload and hindered our engineers’ travel. As a result we fell short in six of our eight standards of service for gas escapes where we are required to attend 97% of the escapes between one and two hours of the report. As a result, in October Ofgem announced that it will investigate whether we complied with the emergency standards included in our gas transporter licence.

National Grid
2011/12 Half Year Financial Information

11. Businesses held for sale
As at 31 March 2011, our EnergyNorth gas business and Granite State electricity business in New Hampshire were classified as businesses held for sale. As at 30 September 2011, these businesses continued to be classified as held for sale as they are expected to be disposed during the year ending 31 March 2012. As at 30 September 2011, Seneca-Upshur our oil and gas exploration business in West Virginia and Pennsylvania; and OnStream our non-regulated metering business in the UK were also reclassified as businesses held for sale and were sold on 3 October 2011 and 24 October 2011 respectively.
The results of these businesses have not been separately disclosed from those of continuing operations as they do not constitute a separate major line of business or geographical area of National Grid’s operations.
12. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

			Year ended
			31 March
30 September	2011	2010	2011

Closing rate applied at period end	1.56	1.57	1.61
Average rate applied for the period	1.64	1.52	1.57

13. Related party transactions
The following material transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms.

			Year ended
			31 March
Six months ended 30 September	2011	2010	2011
	£m	£m	£m

Sales: Services and goods supplied to a pension plan and joint ventures	5	7	11
Purchases: Services and goods received from joint ventures (i)	37	38	84
Interest income: Interest receivable on loans with joint ventures	-	1	2

Receivable from a pension plan and joint ventures	3	1	2
Payable to joint ventures	8	6	8

Dividends received from joint ventures (ii)	9	3	9

(i) During the period the Company received services and goods from a number of joint ventures, including Iroquois Gas Transmission System, LP of £19m (2010: £20m, 31 March 2011: £40m) and Millennium Pipeline Company, LLC of £11m (2010: £12m, 31 March 2011: £28m) for the transportation of gas in the US.
(ii) Dividends of £7m (2010: £3m, 31 March 2011: £9m) were received from Iroquois Gas Transmission System, LP.
14. Principal risks and uncertainties
The principal risks and uncertainties which could affect National Grid for the remaining six months of the financial year remain the same as those disclosed at the year ended 31 March 2011 in the Annual Report and Accounts 2010/11 (‘Annual Report’). A list of the significant risks is provided on pages 36 and 37 of the Annual Report, and the risks are then disclosed in more detail on pages 91 to 93, and pages 157 to 164. Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks. Our assessment of the principal risks and uncertainties and our risk management processes have not changed since the year end. A summary of these principal risks and uncertainties is provided below:
•	Changes in law or regulation and decisions by governmental bodies or regulators

•	Potentially harmful activities, the environment and climate change

•	Network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure

•	Business performance and regulatory targets

•	Exchange rates, interest rates and commodity price indices

•	Borrowing and debt arrangements, funding costs, tax and access to financing

•	Inflation

•	Business development including acquisitions and disposals

•	Funding of our pension schemes and other post-retirement benefits

•	Customers and counterparty risk

•	Capabilities and performance of our personnel

•	Seasonal fluctuations of weather

National Grid
2011/12 Half Year Financial Information

Statement of Directors’ Responsibilities
The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The Directors confirm that the financial information has been prepared in accordance with IAS 34 as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
The Directors of National Grid plc are as listed in the National Grid plc Annual Report for the year ended 31 March 2011 with the exception of the following changes to the Board:
•	Sir Peter Gershon who was appointed as Deputy Chairman on 1 July 2011;

•	John Allan who resigned as a non-executive director on 25 July 2011; and

•	Ruth Kelly who was appointed as a non-executive director on 1 October 2011
By order of the Board

Steve Holliday	Andrew Bonfield
16 November 2011	16 November 2011

Chief Executive Officer	Finance Director

National Grid
2011/12 Half Year Financial Information

Independent review report to National Grid plc
Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half year financial information for the six months ended 30 September 2011, which comprises the consolidated income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and related notes. We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The half year financial information is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half year financial information has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
The maintenance and integrity of the National Grid Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year financial information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year financial information for the six months ended 30 September 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
London
16 November 2011